Registration Statement No. 333-237342

Filed Pursuant to Rule 433

Bank of Montreal Medium Term Notes Equity Linked Securities

Market Linked Securities—Auto-Callable with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Dow Jones Industrial Average®, Russell 2000® Index and the NASDAQ-100 Index® due March 27, 2026

Term Sheet to Preliminary Pricing Supplement R2659 dated March 2, 2021

Summary of Terms		Description of Terms
Issuer:	Bank of Montreal

•   Linked to the lowest performing of the Dow Jones Industrial Average®, Russell 2000® Index and the NASDAQ-100 Index®

•   Unlike ordinary debt securities, the securities do not provide for fixed payments of interest, do not repay a fixed amount of principal at stated maturity and are subject to potential automatic call prior to stated maturity, as described below. Whether the securities pay a contingent coupon, whether the securities are automatically called prior to stated maturity and, if they are not automatically called, whether you are repaid the original offering price of your securities at stated maturity will depend in each case on the closing level of the lowest performing Index on the relevant calculation day. The lowest performing Index on any calculation day is the Index that has the lowest closing level on that calculation day as a percentage of its starting level

•   Contingent Coupon. The securities will pay a contingent coupon on a quarterly basis until the earlier of stated maturity or automatic call if, and only if, the closing level of the lowest performing Index on the calculation day for that quarter is greater than or equal to its coupon threshold level. However, if the closing level of the lowest performing Index on a calculation day is less than its coupon threshold level, you will not receive any contingent coupon for the relevant quarter. The contingent coupon rate will be determined on the pricing date and will be within the range set forth in the table on the left.

•   Automatic Call. If the closing level of the lowest performing Index on any of the quarterly calculation days from September 2021 to December 2025, inclusive, is greater than or equal to its starting level, the securities will be automatically called for the original offering price plus a final contingent coupon payment

•   Potential Loss of Principal. If the securities are not automatically called prior to stated maturity, you will receive the original offering price at stated maturity if, and only if, the closing level of the lowest performing Index on the final calculation day is greater than or equal to its downside threshold level. If the closing level of the lowest performing Index on the final calculation day is less than its downside threshold level, you will lose more than 40%, and possibly all, of the original offering price of your securities

•   The coupon threshold level for each Index is equal to 75% of its starting level; the downside threshold level for each Index is equal to 60% of its starting level

•   If the securities are not automatically called prior to stated maturity, you will have full downside exposure to the lowest performing Index from its starting level if its closing level on the final calculation day is less than its downside threshold level. However, you will not participate in any appreciation of any Index and will not receive any dividends on securities included in any Index

•   Your return on the securities will depend solely on the performance of the Index that is the lowest performing Index on each calculation day. You will not benefit in any way from the performance of the better performing Indices. Therefore, you will be adversely affected if any Index performs poorly, even if the other Indices perform favorably

•   All payments on the securities are subject to the credit risk of Bank of Montreal, and you will have no ability to pursue the issuers of any securities included in any Index for payment; if Bank of Montreal defaults on its obligations, you could lose some or all of your investment

•   No exchange listing; designed to be held to maturity

Term:	Approximately 5 years (unless earlier called)
Market Measures:	Dow Jones Industrial Average®, Russell 2000® Index and NASDAQ-100 Index® (each an “Index” and collectively the “Indices”)
Pricing Date:	March 30, 2021*
Issue Date:	April 5, 2021*
Original Offering Price:	$1,000 per security (100% of par)
Contingent Coupon Payments:	See “How contingent coupon payments are calculated” on page 2
Contingent Coupon Rate:	[8.15% - 9.15%] per annum, to be determined on the pricing date
Automatic Call:	See “How to determine if the securities will be automatically called” on page 2
Calculation Days:	Quarterly, on the 24th day of each March, June, September, and December, commencing in June 2021, and ending December 2025, and the final calculation day*
Final Calculation Day:	March 24, 2026*
Maturity Payment Amount:	See “How the maturity payment amount is calculated” on page 2
Stated Maturity Date:	March 27, 2026*
Lowest Performing Index	See “How the lowest performing Index is determined” on page 2
Starting Level:	For each Index, its closing level on the pricing date
Ending Level:	For each Index, its closing level on the final calculation day
Coupon Threshold Level:	For each Index, 75% of its starting level
Downside Threshold Level:	For each Index, 60% of its starting level
Calculation Agent:	BMO Capital Markets Corp.
Denominations:	$1,000 and any integral multiple of $1,000
Agent Discount:

2.475%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 1.75% and WFS will pay 0.075% of the agent’s discount to WFA as a distribution expense fee.

In respect of certain securities sold in this offering, our affiliate, BMO Capital Markets Corp., may pay a fee of up to $1.00 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.

CUSIP:	06368EFL1
*To the extent that the issuer makes any change to the expected pricing date or expected issue date, the calculation days and stated maturity date may also be changed in the issuer’s discretion to ensure that the term of the securities remains the same.

On the date of the accompanying preliminary pricing supplement, the estimated initial value of the securities is $919.20 per security. The estimated initial value of the securities on the pricing date may differ from this value but will not be less than $900.00 per security. However, as discussed in more detail in the accompanying preliminary pricing supplement, the actual value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Value of the Securities” in the accompanying preliminary pricing supplement.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” in this term sheet and “Risk Factors” in the accompanying preliminary pricing supplement.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, prospectus supplement and prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

How The Lowest Performing Index Is Determined

The lowest performing Index on any calculation day is the Index with the lowest performance factor on that calculation day.

The performance factor, with respect to an Index on any calculation day, will be its closing level on that calculation day divided by its starting level (expressed as a percentage).

How Contingent Coupon Payments Are Calculated

On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if, and only if, the closing level of the lowest performing Index on the related calculation day is greater than or equal to its coupon threshold level.

If the closing level of the lowest performing Index on any calculation day is less than its coupon threshold level, you will not receive any contingent coupon payment on the related contingent coupon payment date. If the closing level of any Index is less than its coupon threshold level on all quarterly calculation days, you will not receive any contingent coupon payments over the term of the securities.

Each quarterly contingent coupon payment, if any, will be calculated per security as follows:

($1,000 × contingent coupon rate) / 4

The contingent coupon rate will be determined on the pricing date and will be within the range set forth above. Any contingent coupon payments will be rounded to the nearest cent, with one-half cent rounded upward.

How To Determine If The Securities Will Be Automatically Called

If the closing level of the lowest performing Index on any of the quarterly calculation days from September 2021 to December 2025, inclusive, is greater than or equal to its starting level, the securities will be automatically called. On the related call settlement date, you will be entitled to receive a cash payment per security equal to the original offering price per security plus a final contingent coupon payment. The securities will not be subject to automatic call until the second quarterly calculation day, which is approximately six months after the issue date.

If the securities are automatically called, they will cease to be outstanding on the related call settlement date and you will have no further rights under the securities after that call settlement date.

How The Maturity Payment Amount Is Calculated

If the securities are not automatically called prior to the stated maturity date, you will receive on the stated maturity date a cash payment per security equal to the maturity payment amount (in addition to the final contingent coupon payment, if any). The maturity payment amount per security will equal:

•	If the ending level of the lowest performing Index on the final calculation day is greater than or equal to its downside threshold level: $1,000; or

•	If the ending level of the lowest performing Index on the final calculation day is less than its downside threshold level:

If the securities are not automatically called prior to stated maturity and the ending level of the lowest performing Index on the final calculation day is less than its downside threshold level, you will lose more than 40%, and possibly all, of the original offering price of your securities.

Any return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of any Index, but you will have full downside exposure to the lowest performing Index on the final calculation day if the ending level of that Index is less than its downside threshold level.

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Hypothetical Payout Profile

The profile to the right illustrates the potential maturity payment amount on the securities (excluding the final contingent coupon payment, if any) for a range of hypothetical performances of the lowest performing Index on the final calculation day from its starting level to its ending level, assuming the securities have not been automatically called prior to the stated maturity date.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending level of the lowest performing Index on the final calculation day and whether you hold your securities to stated maturity. The performance of the better performing Indices is not relevant to your return on the securities.

Hypothetical Returns

If the securities are automatically called: If the securities are automatically called prior to stated maturity, you will receive the original offering price of your securities plus a final contingent coupon payment on the call settlement date. If the securities are automatically called, your total return on the securities will equal any contingent coupon payments received prior to the call settlement date and the contingent coupon payment received on the call settlement date.

If the securities are not automatically called:

If the securities are not automatically called prior to stated maturity, the following table illustrates, for a range of hypothetical performance factors of the lowest performing Index on the final calculation day, the hypothetical maturity payment amount payable at stated maturity per security (excluding the final contingent coupon payment, if any). The performance factor of the lowest performing Index on the final calculation day is its ending level expressed as a percentage of its starting level (i.e., its ending level divided by its starting level).

Hypothetical performance factor of lowest performing Index on final calculation day	Hypothetical maturity payment amount per security
175.00%	$1,000.00
160.00%	$1,000.00
150.00%	$1,000.00
140.00%	$1,000.00
130.00%	$1,000.00
120.00%	$1,000.00
110.00%	$1,000.00
100.00%	$1,000.00
90.00%	$1,000.00
80.00%	$1,000.00
70.00%	$1,000.00
60.00%	$1,000.00
59.00%	$590.00
50.00%	$500.00
40.00%	$400.00
25.00%	$250.00

The above figures do not take into account contingent coupon payments, if any, received during the term of the securities. As evidenced above, in no event will you have a positive rate of return based solely on the maturity payment amount received at maturity; any positive return will be based solely on the contingent coupon payments, if any, received during the term of the securities.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. If the securities are not automatically called prior to stated maturity, the actual amount you will receive at stated maturity will depend on the actual ending level of the lowest performing Index on the final calculation day. The performance of the better performing Indices is not relevant to your return on the securities.

For historical data regarding the closing levels of the Indices, see the historical information set forth under the sections titled “The Dow Jones Industrial Average®,” “The Russell 2000® Index” and “The NASDAQ-100 Index®” in the accompanying preliminary pricing supplement.

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Selected Risk Considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk disclosures carefully.

Risks Relating To The Terms And Structure Of The Securities

•	If The Securities Are Not Automatically Called Prior to Stated Maturity, You May Lose Some Or All Of The Original Offering Price Of Your Securities At Stated Maturity.

•	The Securities Do Not Provide For Fixed Payments Of Interest, And You May Receive No Coupon Payments On One Or More Quarterly Contingent Coupon Payment Dates, Or Even Throughout The Entire Term Of The Securities.

•	The Securities Are Subject To The Full Risks Of Each Index And Will Be Negatively Affected If Any Index Performs Poorly, Even If The Other Indices Perform Favorably.

•	Your Return On The Securities Will Depend Solely On The Performance Of The Index That Is The Lowest Performing Index On Each Calculation Day, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Indices.

•	You May Be Fully Exposed To The Decline In The Lowest Performing Index On The Final Calculation Day From Its Starting Level, But Will Not Participate In Any Positive Performance Of Any Index.

•	Higher Contingent Coupon Rates Are Associated With Greater Risk.

•	You Will Be Subject To Reinvestment Risk.

Risks Relating To An Investment In Bank Of Montreal’s Structured Debt Securities, Including The Securities

•	The Securities Are Subject To The Credit Risk Of Bank of Montreal.

•	The Estimated Value Of The Securities On The Pricing Date, Based On The Issuer’s Proprietary Pricing Models, Will Be Less Than The Original Offering Price.

•	The Terms Of The Securities Are Not Determined By Reference To The Credit Spreads For Our Conventional Fixed-Rate Debt.

•	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which WFS Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

Risks Relating To The Value Of The Securities And Any Secondary Market

•	The Value Of The Securities Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	The Securities Will Not Be Listed On Any Securities Exchange And The Issuer Does Not Expect A Trading Market For The Securities To Develop.

Risks Relating To The Indices

•	You Will Be Subject To Risks Resulting From The Relationship Between The Indices.

•	Levels Of The Indices Should Not Be Taken As An Indication Of The Future Performance Of The Indices During The Term Of The Securities.

•	Changes That Affect The Indices May Adversely Affect The Value Of The Securities And The Amount You Will Receive At Maturity.

•	The Issuer Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Indices.

•	The Issuer And Its Affiliates Have No Affiliation With Any Index Sponsor And Have Not Independently Verified Their Public Disclosure Of Information.

•	An Investment In The Securities Is Subject To Risks Associated With Investing In Stocks With A Small Market Capitalization.

•	An Investment In The Securities Is Subject To Risks Associated With Foreign Securities Markets.

•	A Contingent Coupon Payment Date, A Call Settlement Date And The Stated Maturity Date May Be Postponed If A Calculation Day Is Postponed.

Risks Relating To Conflicts Of Interest

•	The Issuer’s Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

o	The calculation agent is the Issuer’s affiliate and may be required to make discretionary judgments that affect the return you receive on the securities.

o	The estimated value of the securities was calculated by the Issuer’s affiliate and is therefore not an independent third-party valuation.

o	Research reports by the Issuer’s affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the securities and may adversely affect the level of the Indices.

o	Business activities of the Issuer’s affiliates or any participating dealer or its affiliates with the companies whose securities are included in the Indices may adversely affect the level of one or more of the Indices.

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o	Hedging activities by the Issuer’s affiliates or any participating dealer or its affiliates may adversely affect the level of one or more of the Indices.

o	Trading activities by the Issuer’s affiliates or any participating dealer or its affiliates may adversely affect the level of one or more of the Indices.

o	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or fee, creating a further incentive for the participating dealer to sell the securities to you.

Risks Relating To Tax Matters

•	The Tax Consequences Of An Investment In The Securities Are Uncertain.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the original offering price per security. Bank of Montreal, Wells Fargo Securities, LLC and their affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents that the Issuer has filed with the SEC for more complete information about us and this offering. You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, the Issuer will arrange to send to you the prospectus (as supplemented by the prospectus supplement if you request it by calling the Issuer’s agent toll-free at 1-877-369-5412.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

Consult your tax advisor

Investors should review carefully the accompanying preliminary pricing supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

“Dow Jones Industrial Average®” is a trademark of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and has been licensed for use by us. The securities are not sponsored, endorsed, sold, or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates.

“Russell 2000®” and “FTSE Russell” are trademarks of the London Stock Exchange Group companies, and have been licensed for use by us. The securities, based on the performance of the Russell 2000® Index, are not sponsored, endorsed, sold or promoted by FTSE Russell and FTSE Russell makes no representation regarding the advisability of investing in the securities.

“NASDAQ-100 Index®” is a trademark of The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the “Corporations”) and has been licensed for use by us. The securities are not sponsored, endorsed, sold, or promoted by Corporations and Corporations makes no representation regarding the advisability of investing in the securities.

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